15-NOV-2006 WED 14:13 NEWFOUND 80117978448 P.001

82-04401

06018512

RECEIVED
2006 NOV 15 P 3:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PSG
CAPITAL LIMITED

15 November 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Washington DC 20549
Stop 3-9

SUPPL

Per fax: 091 202 772 9207

Number of pages in total: 2

Dear Sir/Madam

JD GROUP LIMITED: AUDITED FINANCIAL RESULTS FOR THE 12 MONTHS ENDED 31 AUGUST 2006

The enclosed letter is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended ("the Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise, subject thereto that the liabilities of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact the undersigned at:

Telephone : +27 11 797 8436
Facsimile : +27 11 797 8435
E-mail : gerhards@psgcapital.com

PROCESSED
NOV 20 2006
THOMSON FINANCIAL

Yours faithfully
PSG CAPITAL LIMITED

G P SWART
Director: Corporate Finance
cc Melvyn Jaye, Company Secretary : JD Group Limited
cc S Wilke

PSG
CAPITAL LIMITED

15 November 2006

The Vice President
The Bank of New York
1 Wall Street
NEW YORK
NY 10286
UNITED STATES OF AMERICA

Per facsimile: (091) 212 635 1121

Dear Sir .

JD GROUP LIMITED ("JD Group"): AUDITED FINANCIAL RESULTS FOR THE 12 MONTHS ENDED 31 AUGUST 2006

We wish to advise you that JD Group released their audited financial results for the 12 months ended 31 August 2006 on the Securities Exchange News Services of the JSE Limited at 07:00 on Monday, 6 November 2006.

For your information, the financial results are available on JD Group's website at the following address: www.jdg.co.za

Yours faithfully
PSG CAPITAL LIMITED

G P SWART
Executive: Corporate Finance
cc: Melvyn Jaye, Company Secretary : JD Group Limited
S Wilke